Exhibit 99.1

Notification of Dilution of Voting Rights

Hong Kong, Shanghai, & Florham Park, NJ: Wednesday, April 14, 2021: Hutchison China MediTech Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) was notified that CK Hutchison Holdings Limited (“CK Hutchison”) shareholding[1] in HUTCHMED remains unchanged, at 332,478,770 ordinary shares of par value US$0.10 each in the capital of HUTCHMED (“Shares”).

Each American Depositary Share (“ADS”) represents five Shares.  As announced on April 8, 2021, HUTCHMED issued a total of 16,393,445 Shares (equivalent to 3,278,689 ADSs) to funds affiliated with Baring Private Equity Asia.  HUTCHMED was notified on April 14, 2021 that this issuance diluted CK Hutchison’s holding[1] to 44.66 per cent of the total number of voting rights of HUTCHMED.  The date on which the notification threshold was crossed was April 14, 2021.

[1] Held through CK Hutchison’s indirect wholly-owned subsidiary Hutchison Healthcare Holdings Limited.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company.  It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,200 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500